FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

12 August 2026

HSBC HOLDINGS PLC ANNOUNCES PRICING TERMS
OF ITS TENDER OFFERS FOR FOUR SERIES OF NOTES

On August 5, 2026, HSBC Holdings plc (the ‘Company’, ‘we’ or ‘us’) launched four separate offers to purchase for cash the outstanding series of notes listed in the table below, upon the terms of, and subject to the conditions set out in, the offer to purchase dated August 5, 2026, relating to the Notes (the ‘Offer to Purchase’), which is available at the following link: https://www.gbsc-usa.com/hsbc/.

We refer to the outstanding notes listed in the table below collectively as the ‘Notes’ and separately as a ‘series’ of Notes. We refer to each offer to purchase a series of Notes as an ‘Offer’, and collectively as the ‘Offers’.

As previously announced, the Company increased (a) the maximum tender amount applicable to the Offers from an aggregate purchase price (excluding Accrued Interest) of up to $5,000,000,000 to an aggregate purchase price (excluding Accrued Interest) of up to $6,750,000,000 (as amended, the ‘Maximum Tender Amount’) and (b) the maximum aggregate principal amount of May 2028 Notes to be purchased by the Company, from an aggregate principal amount of $750,000,000 to an aggregate principal amount of $1,000,000,000 (as amended, the ‘May 2028 Notes Sub-Cap’).

The Company today announces that on the terms and subject to the conditions in the Offer to Purchase, set forth in the table below is the ‘Consideration’ for each series of Notes, as calculated at 1:00 p.m. (New York City time) on the date hereof (the ‘Price Determination Date’) in accordance with the Offer to Purchase. References to ‘$’ are to U.S. dollars.

Acceptance Priority Level(1)	Title of Notes	CUSIP	Maturity Date	Par Redemption Date(2)	Principal Amount Outstanding	Sub-Cap	Reference Security	Reference Yield	Fixed Spread	Consideration(4)
1	2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the ‘September 2028 Notes’)	404280CL1	September 22, 2028	September 22, 2027	$2,000,000,000	N/A	UST 3.375% due September 15, 2027 (CUSIP 91282CLL3)	4.109%	+20 basis points (‘bps’)	$975.63
2	7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the ‘November 2028 Notes’)	404280DR7	November 3, 2028	November 3, 2027	$2,250,000,000	N/A	UST 4.125% due October 31, 2027 (CUSIP 91282CFU0)	4.127%	+50 bps(3)	$1,032.08
3	5.597% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the ‘May 2028 Notes’)	404280EF2	May 17, 2028	May 17, 2027	$1,850,000,000	$1,000,000,000	UST 4.5% due May 15, 2027 (CUSIP 91282CKR1)	4.052%	+20 bps	$1,009.75
4	4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the ‘March 2028 Notes’)	404280BK4	March 13, 2028	March 13, 2027	$2,500,000,000	$1,750,000,000	UST 4.125% due February 28, 2027 (CUSIP 91282CMP3)	3.959%	+20 bps	$999.31

(1) We will accept Notes in the order of their respective Acceptance Priority Level specified in the table above, subject to the Maximum Tender Amount, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes). Subject to the Maximum Tender Amount, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and/or the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes), all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time having a higher Acceptance Priority Level (with 1 being the highest) will be accepted before any tendered Notes having a lower Acceptance Priority Level (with 4 being the lowest). Notes of a series may be subject to proration if the aggregate purchase price (excluding Accrued Interest) of all Notes validly tendered and not validly withdrawn would, if accepted in full, cause the Maximum Tender Amount to be exceeded, or if the aggregate principal amount of May 2028 Notes or March 2028 Notes, as applicable, would cause the May 2028 Notes Sub-Cap or the March 2028 Notes Sub-Cap, to be exceeded, as more fully described in the Offer to Purchase.

(2) For each series of Notes, the calculation of the applicable Consideration has been performed assuming repayment of the principal on such Par Redemption Date for such series of Notes, excluding scheduled interest payments after such Par Redemption Date.

(3) The Fixed Spread is equivalent to the spread pursuant to the “make-whole” redemption provisions under the November 2028 Notes.

(4) Per $1,000 principal amount.

Each Offer will expire at 5:00 p.m. (New York City time) today, unless extended or earlier terminated by us in our sole discretion (such date and time with respect to an Offer, as the same may be extended, the ‘Expiration Time’). Notes tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) today (such date and time with respect to an Offer, as the same may be extended, the ‘Withdrawal Date’), but not thereafter, unless extended or earlier terminated with respect to an Offer by us in our sole discretion. We expect the settlement date to occur on August 17, 2026, unless extended or earlier terminated in respect of an Offer by us in our sole discretion (such date and time with respect to an Offer, as the same may be extended, the ‘Settlement Date’).

Each Offer is independent of the other Offers, and we may terminate, modify or waive the conditions of any Offer without terminating, modifying or waiving the conditions of any other Offer.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, holders who validly tender Notes at or prior to the Expiration Time, and whose Notes have not been validly withdrawn at or prior to the Withdrawal Date and are accepted for purchase by us (subject to the Maximum Tender Amount, the applicable Acceptance Priority Levels, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes), the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes), and to proration, if any), will receive the Consideration specified in the table above, which will be payable in cash on the Settlement Date as described below.

The Consideration applicable to each series of Notes validly tendered and accepted by us pursuant to the Offers has been determined in accordance with the formula set forth in the Offer to Purchase and with standard market practice, using the applicable ‘Offer Yield’, which is equal to the sum of:

a)
the applicable ‘Reference Yield’ specified in the table above that corresponds to the bid-side yield of the Reference Security specified in the table above for such series of Notes on the Bloomberg Reference Page PX3 or PX4, plus
b)
the Fixed Spread specified in the table above for such series of Notes.

Accordingly, the Consideration payable by us for each $1,000 principal amount of each series of Notes accepted by us is equal to:

(i)
the present value on the Settlement Date of $1,000 principal amount of such Notes due on the Par Redemption Date (as specified in the table above) of such Notes and all scheduled interest payments on such $1,000 principal amount of such Notes to be made from (but excluding) the Settlement Date up to and including such Par Redemption Date, discounted to the Settlement Date at a discount rate equal to the applicable Offer Yield, minus
(ii)
the Accrued Interest per $1,000 principal amount of such Notes;

such total amount being rounded to the nearest cent per $1,000 principal amount of such Notes, and the above calculation has been made in accordance with standard market practice as described by the formula set forth in the Offer to Purchase.

In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, ‘Accrued Interest’). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company (‘DTC’) or any other party in the transmission of funds to holders.

The Company reserves the right, but is under no obligation, to increase or decrease the Maximum Tender Amount, the May 2028 Notes Sub-Cap and/or the March 2028 Notes Sub-Cap at any time. There can be no assurance that the Company will exercise its right to increase or decrease the Maximum Tender Amount, the May 2028 Notes Sub-Cap and/or the March 2028 Notes Sub-Cap. If the Company increases or decreases the Maximum Tender Amount, the May 2028 Notes Sub-Cap and/or the March 2028 Notes Sub-Cap, it does not expect to extend the Expiration Time or the Withdrawal Date, subject to applicable law.

Subject to the Maximum Tender Amount, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes), the Notes will be purchased in order of the Acceptance Priority Levels (in numerical priority order) set forth in the table above. The September 2028 Notes are designated as the first, or highest, Acceptance Priority Level, the November 2028 Notes and the May 2028 Notes are designated as the second and third Acceptance Priority Levels, respectively, and the March 2028 Notes are designated as the fourth, or lowest, Acceptance Priority Level. All Notes of a series tendered at or prior to the Expiration Time having a higher Acceptance Priority Level will be accepted before any tendered Notes of a series having a lower Acceptance Priority Level are accepted.

Notes of a series may be subject to proration, on the basis of a proration factor calculated as described in the Offer to Purchase, if the aggregate purchase price (excluding Accrued Interest) that would be payable for all Notes of all series validly tendered and not validly withdrawn would, if all such Notes were accepted in full, exceed the Maximum Tender Amount. In addition, if the principal amount of validly tendered May 2028 Notes or March 2028 Notes, as applicable, were to exceed the May 2028 Notes Sub-Cap or the March 2028 Notes Sub-Cap, the amount of May 2028 Notes or March 2028 Notes purchased may be subject to proration, on the basis of a proration factor calculated as described in the Offer to Purchase. Accordingly, if, subject to the Maximum Tender Amount, the Acceptance Priority Levels, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes), as at the Settlement Date, there are sufficient funds to purchase some, but not all, of the validly tendered Notes of any series, the amount of Notes purchased in that series will be subject to proration.

To avoid purchases of tendered Notes in principal amounts other than integral multiples of $1,000, the Company will make appropriate adjustments downward to the nearest $1,000 principal amount with respect to each holder’s validly tendered Notes accepted for purchase. Depending on the principal amount of Notes of a series validly tendered and the proration factor applied, if the principal amount of Notes of that series that are not accepted and are returned to a holder as a result of proration would result in less than an aggregate principal amount of $200,000 (the ‘Minimum Authorized Denomination’) being returned to such holder, the Company, at its sole discretion, will either accept all of such holder’s validly tendered Notes of that series without proration or reject all of the Notes of such series tendered by such holder.

The Offers are not conditioned upon any minimum level of participation. The Company will not be able to definitively determine whether the Maximum Tender Amount, the May 2028 Notes Sub-Cap and/or the March 2028 Notes Sub-Cap is reached, or what the effects of proration may be with respect to the Notes, until after the Expiration Time has passed.

As previously announced, on August 5, 2026, the Company priced the offering of $2,500,000,000 5.243% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032, $3,250,000,000 5.729% Fixed Rate/Floating Rate Senior Unsecured Notes due 2037 and $1,000,000,000 Floating Rate Senior Unsecured Notes due 2032 (the ‘New Issuance’), thereby satisfying the New Issue Condition (as defined in the Offer to Purchase) with respect to the Offers. It is expected that the Offers will be financed with the proceeds received from the New Issuance and, to the extent required, with cash on hand.

The Company reserves the right to amend or waive any of the conditions of the Offers, in whole or in part, at any time or from time to time, in our sole discretion, subject to applicable law. If any of the conditions to the Offers are not satisfied at the Expiration Time with respect to an Offer, we may, in our sole discretion and without giving any notice, subject to applicable law, (a) terminate such Offer, (b) extend such Offer, on the same or amended terms, and thereby delay acceptance of any validly tendered Notes, or (c) continue to accept tenders.

All Notes accepted in the Offers will be cancelled and retired, and will no longer remain outstanding obligations of the Company. Holders of Notes are advised to read carefully the Offer to Purchase, including the ‘Risk Factors’ section, for full details of and information on the procedures for participating in the Offers.

The Company has retained HSBC Bank plc as Dealer Manager for the Offers (the ‘Dealer Manager’). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect) or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation is acting as the information agent (the ‘Information Agent’). Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to the Information Agent at +1 (855) 654-2014 (toll free) or +1 (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

If the Company terminates an Offer, all Notes tendered pursuant to such Offer will be returned promptly to the tendering holders thereof.

Holders of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any circumstances in which such offer or solicitation or acceptance is unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

United Kingdom. This communication and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the ‘FSMA’). Accordingly, this communication and such documents and/or materials are not being distributed to the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium. The Offers are not being made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of the Belgian Code of Economic Law, as amended (a ‘Consumer’) and this communication, the Offer to Purchase and any other documents or materials relating to the Offers have not been and may not be distributed, directly or indirectly, in Belgium to Consumers.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (‘CONSOB’) pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the ‘Financial Services Act’) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in the Republic of Italy can tender the Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Hong Kong. The contents of this communication have not been reviewed by any regulatory authority in Hong Kong. Holders of Notes should exercise caution in relation to the Offers. If a holder of the Notes is in any doubt about any of the contents of this communication, such holder should obtain independent professional advice. The Offers have not been made and will not be made in Hong Kong, by means of any document, other than (i) to ‘professional investors’ as defined in the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the ‘SFO’) and any rules made under that ordinance, or (ii) in other circumstances which do not result in the document being a ‘prospectus’ as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the laws of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance.

Further, no person has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Offers, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be made only to persons outside Hong Kong or only to ‘professional investors’ as defined in the SFO and any rules made thereunder. This communication and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong. The Offers are not intended to be made to the public in Hong Kong and it is not the intention of the Company that the Offers be made to the public in Hong Kong.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by the Dealer Manager, or such affiliate, on behalf of the Dealer Manager in that jurisdiction.

France. This communication and any other offering material relating to the Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.

▪ ▪ ▪ ▪ ▪
Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as ‘believes,’ ‘expects,’ ‘estimate,’ ‘may,’ ‘intends,’ ‘plan,’ ‘will,’ ‘should,’ ‘potential,’ ‘seek,’ ‘reasonably possible’ or ‘anticipates’ or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under ‘Risk Factors’ in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

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Investor enquiries to:

Greg Case  +44 (0) 20 7992 3825  investorrelations@hsbc.com

Media enquiries to:

Press Office  +44 (0) 20 7991 8096  pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world’s largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 13 August 2026